

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Rohan Seth
Chief Financial Officer
CUTERA INC
3240 Bayshore Blvd.
Brisbane , California 94005

Re: CUTERA INC
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 000-50644

Dear Rohan Seth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services